Exhibit 99.1

Press Release

Eltek Announces Filing of 2013 Annual Report

Petach-Tikva, Israel, April 29, 2014 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today that it filed its annual report, containing audited consolidated financial statements for the year ended December 31, 2013, with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website at http://www.eltekglobal.com. Shareholders may receive a hard copy of the annual report free of charge upon request.

About Eltek

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s website at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Contact:
Amnon Shemer
Chief Financial Officer
+972-3-9395050